Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

This set of Q&As has been posted to Orbotech’s internal website and is referred to in the CEO’s letter to employees that was filed pursuant to Rule 425 under the Securities Act of 1933.

Deal Rationale

What is the rationale and strategy behind this deal?

●    From the KLA-Tencor perspective, this deal is consistent with its strategy to grow the company outside its core semi segments. The technologies between the two companies are very complementary and there is virtually no product or customer overlap. KLA-Tencor views Orbotech as a profitable, growing company with a similar global footprint and a strong cultural fit to their own.

●    From Orbotech’s perspective - Orbotech has enjoyed tremendous growth over the last few years and the leadership team sees tremendous opportunity to sustain and accelerate growth by joining forces with KLA-Tencor. In addition, Orbotech leadership believes that some of its more significant challenges to growth can more successfully be accomplished by leveraging the shared expertise of KLA-Tencor.

●    Why: Big companies make much bigger impact, and joining forces with a major player will enable us to do much more.

●    Why now: Internally and externally it’s the right timing. Externally - the megatrends revolution is taking place and is creating huge opportunities. Internally - Orbotech is experiencing its fastest growth period.

●    Why KLA-Tencor: The best company to partner with in the industry: reputation, size, culture, commitment to Israel, adjacent technologies and ability to face cyclicality.

●    Orbotech management believes that KLA-Tencor offers a unique opportunity to accelerate Orbotech’s growth. It is a complementary business with no product overlap and with significant resources. KLA-Tencor is very highly regarded in the industry by both Orbotech and KLA-Tencor’s customers.

In the coming weeks and months, we and KLA-Tencor will make filings with the SEC that will share in detail the rationale for the transaction and you will be able to read about it then.

Why and how did KLA-Tencor choose Orbotech?

KLA-Tencor has spent considerable time examining the opportunities for companies that have the right balance of business, products, performance and culture that would make a successful match. They feel strongly that Orbotech’s record of growth, strong leadership team, brand, and global organization, in addition to Orbotech’s legacy of innovation, align well with their culture and can help them drive growth.

Specifically, KLA-Tencor sees growth opportunities in segments like advanced packaging by leveraging each company’s technology, product and customer knowledge.

KLA-Tencor also believes there is a close cultural alignment between Orbotech and KLA-Tencor, in part given its own significant history in Israel. KLA-Tencor operates one of its largest and most diverse operations outside the US in Israel. KLA-Tencor started its Israeli operations nearly 25 years ago, which has grown to over 600 employees including R&D, Manufacturing, Supply Chain, Customer Sales and Service, and Support functions.

Why is Orbotech management in support of the deal?

Orbotech management believes that KLA-Tencor offers a unique opportunity to accelerate growth. It is a complementary business with no product overlap but with significant resources and is very highly regarded in the industry by both Orbotech and KLA-Tencor’s customers. Joining forces, while maintaining each company’s core DNA, offers an opportunity for both companies to leverage their shared and complementary capabilities in ways neither could do on its own.

Orbotech management feels that KLA-Tencor is most closely aligned with Orbotech’s culture and DNA.

Information about KLA-Tencor

Tell me a bit about KLA-Tencor, its product, its locations, its history and its experience with M&A?

An S&P 500 company, KLA-Tencor is one of the largest semiconductor equipment companies in the world. KLA-Tencor has been a technology leader in process control for the semiconductor and related industries for more than 40 years, developing and manufacturing inspection, metrology and data analysis systems that rely on innovative optics, sensors and high-performance computing technologies. KLA-Tencor is a global leader in R&D, it consistently ranks among the top of all global companies in terms of its investment in R&D as a percentage of revenue.

KLA-Tencor was forged in 1997 through the merger of two companies: KLA and Tencor Instruments, and has grown both organically and through several relatively small acquisitions over the past decade. It is headquartered in Milpitas, California, in the heart of Silicon Valley, with dedicated customer operations, service centers, manufacturing facilities and R&D centers around the world. Major locations outside the U.S. include those in Israel, China, Singapore, Taiwan, Korea, Japan, and India, with multiple smaller locations in and across Asia, Europe and the continental U.S.

KLA-Tencor currently employs around 6,300 employees worldwide. You can learn more about them on their website.

Deal Pre-Close

Is the deal certain to happen?
Both sides believe that the deal will close, but we need to obtain the approval of Orbotech’s shareholders, regulatory approvals and satisfy certain other customary closing conditions.

What does signing mean? Does anything change today?

Signing is not the completion of the transaction. Legally we continue to operate as separate public companies with the same responsibilities to our customers, employees and shareholders as we had yesterday.

The announcement is the beginning of the transaction approval process by our shareholders and by certain regulators. We expect that the transaction will close by the fourth quarter of 2018, however it may take longer.

During this period, although a small group of people will focus on integration planning, most of us must keep our focus on the day-to- day business and on meeting Orbotech’s plans for 2018.

What are the rules in the process pre-close?

Pre-close – each company is required to operate as a standalone company. Both companies should remain focused on their own businesses – except for specifically designated integration teams that will be created.

Integration Plans

Please tell me about the plan for integration?

In the long term, both management teams see the success of the integration primarily from the ability of both businesses to drive their aggressive growth plans, leveraging benefits from one another.

To achieve this, we have agreed on the following guiding principles:

1.   Orbotech will continue to operate as a standalone business from a product, operational and sales perspective.

2.   We will take the time to understand each other’s business models, and how we can leverage each other in order to serve our customers more effectively and accelerate growth.

3.   At specific and focused points related to financial consolidation and cross-company corporate processes, we will build a plan for the gradual integration into KLA-Tencor’s policies and procedures.

4.   We will look for opportunities to share technology and industry knowledge so we can offer more innovation to our customers by working together.

What will 2018 look like?

Until the transaction is closed (expected at Q4/2018) only integration planning will take place, but no actual integration will occur, as we must remain separate companies. We will use this time to start the comprehensive learning process and planning for the long term model.

Annual plans, goals and objectives remain the same – even more so as the rationale for the deal is about growth. So, we must take the necessary steps to ensure we keep our growth plans moving forward.

Business as usual must continue across all the units. 2018 is a year of execution and success of this transaction will primarily be measured on this basis.

Tell me about the planned synergies with KLA-Tencor?

As you may have read, KLA-Tencor has published a target of $50M in synergies (financial benefit from the transaction) to be achieved across KLA-Tencor and Orbotech.

This represents an initial estimate of the potential upside benefits of the transaction which could come from leveraging areas like improved operating efficiencies and the ability to enjoy investments either company has already made.

A small part of the synergy relates to the reduction of listing costs from maintaining two public company structures.

When will I get to meet my counterparts?

Business disruption is one of the potential risks in the coming months. So, outside of the few people who will be assigned to work on integration activities, you should not schedule meetings with your counterparts without authorization from someone on the Orbotech integration team.

We will be working with KLA-Tencor on a structured integration process post-closing which will primarily involve learning about each other and this will provide an opportunity, in an organized way, for people to meet and to get to know each other.

Please do not meet with KLA-Tencor employees, customers, or suppliers unless you are specifically instructed to.

Orbotech going forward

Will we still be known as Orbotech?
Yes – the plan is that Orbotech will continue to operate under its own brand and name.

Are there any plans for restructuring and/or redundancies?

There are currently no plans for a RIF (Reduction in Force) or headcount reduction process related to the transaction. As we conclude integration planning, there may be a limited number of roles, for example those related to operating as a public company that will be duplicative and made redundant. We will build a plan with KLA-Tencor on how to best address this, and we will manage the relevant population with sensitivity for any individual who may be affected.

It is important to keep in mind that while there are cost synergies built into the deal assumptions, the underlying driver for this transaction is the continued growth of both Orbotech and KLA-Tencor. Our employees are a key driver of our growth. To the extent that both companies meet or exceed their growth plans, the need for cost synergies will be reduced.

What is the plan regarding Orbotech’s current senior management team?
There are no plans for any immediate changes to Orbotech’s senior management team.

Will the current organization levels be maintained?

Currently there are no plans to alter the organization structure. One of the integration processes will be to review and potentially align core HR processes and policies, but work has yet to start on this.

Will Orbotech retain a head office in Israel?
Orbotech’s business and legal head office will remain in Yavne. While Orbotech will be part of a US corporation, KLA-Tencor recognizes the value in retaining the DNA of the Orbotech business.

Where will corporate HQ be based?
Corporate HQ will be in Milpitas, California at the HQ of KLA-Tencor but Yavne will continue to operate as a HQ for the Orbotech business.

Will there be a consolidation of offices worldwide?

At this stage there is no plan to consolidate offices.

In Israel - there is a KLA-Tencor facility and a Orbotech Yavne facility

The current plan is to maintain and continue to invest in both facilities as they are in different geographical areas and serve different business needs.

Are there plans to merge the sales forces/ service organizations?

Currently, there is no plan to merge the sales and service organizations. One of the integration topics we will carefully consider is how we can add value to our customers and their ecosystem with the development of advanced solution offerings – which a combined approach is far likelier to enable. This will take time and will need to be addressed by the integration team.

My role as a manager

What is my role as a manager?

1.    Actively communicate using only the materials and training we provide. Be present and visible with your teams and help them communicate effectively to their customers, employees and other stakeholders only through the material and training we provide.

2.    Focus the teams on executing the 2018 plan which targets the $1B revenue mark.

We understand that this will not be easy and we will provide support along the way.

What is the message to my teams?

1.    Continue to work towards hitting our 2018 targets.

2.    The current integration strategy for Orbotech is to operate as a standalone business with the same culture and DNA as today.

3.    Both companies regard talent as critical to the success of the business, especially with the growth plans we have. Striving to retain and nurture our key talent is a top priority.

What is the message to my customers?

For all customer-facing teams we will provide a form letter for customers. Please only use the materials provided by Corporate and refrain from writing about the acquisition. All discussion with customers should be done verbally.

What is the message to candidates?

We are currently in the pre-close stage which should be finalized towards the end of the year. KLA-Tencor is very highly regarded in the industry. With its innovative technology and advanced solutions, it has a complementary business to Orbotech and offers great opportunities for growth.

Orbotech will continue to operate as a standalone business from a product, operational and sales perspective and therefore we do not currently foresee any major change in our mode of operation.

What is the message to my suppliers?

We will provide a form letter to be provided to suppliers.

Customers and suppliers

Do all of our current arrangements with customers and suppliers - service contracts, planned deals etc stay as planned?

Yes, there is no planned change.

Communication

What is the message to the media if they contact me?

You should not field any questions from the media. Please contact and divert all media inquiries to KLA-Tencor – Becky Howland, KLA-Tencor External Affairs; Orbotech – Lior Maayan, Orbotech’s Corporate VP Business Development & Chief Marketing Officer

How do I react to social media posts about the acquisition?

Please refrain from using social media channels to discuss the acquisition. Do not like, share, comment on any posts relating to the matter.

I know my local KLA-Tencor counterpart - should we start to work together/discussing integration/customer alignment?

We continue to operate as separate companies.

Who should I direct questions to?

All HR-related questions should be directed to your line manager or relevant HR representative

All Press/Media questions should be directed to Becky Howland, KLA-Tencor External Affairs, Lior Maayan-Orbotech’s Corporate VP Business Development & Chief Marketing Officer

All Customer-related questions should be directed to your line management and ultimately to your GM

All legal and regulatory questions should be directed to Michael Havin, Orbotech’s Corporate Secretary

Where can I get relevant information on what to say to stakeholders?

We will be providing such information to you through HR and management which can be used in discussion with your key stakeholders. If you have additional questions, please raise them with your manager.

Compensation and Benefit

What happens to my – compensation and benefits? (non equity)

There is no plan to change any of our compensation and benefit plans in 2018. The merit process in July will take place as usual.

During the integration phase, we will take the opportunity to consider consolidation of plans to benefit employees per need.

What happens to my – Equity Plan? (If relevant)

This is a complex matter which will require time and planning. However, should the transaction not be completed by November of 2018, we will follow our normal process with regard to the issuance of annual equity for this calendar year.

Regarding previously issued equity, unvested shares will continue to vest consistent with the vesting and performance requirements relevant to each grant, and any unvested shares remaining on the date of close will be assumed by KLA-Tencor consistent with the all stock exchange terms of the merger agreement between the parties.

Vested equity can be exercised till closing. All vested equity awards are canceled at the closing, with the award holder entitled to receive the “merger consideration” with respect to each Company ordinary share subject to the canceled award.

Will KLA-Tencor recognize my years of service with Orbotech for benefit plan purposes after closing?

Yes.

Keep the Business Running (KTBR)

I planned recruitment/investment in 2018 - what should I do?

As a general rule, we should continue to recruit according to plan. As this is a transition period, unit management will review the open positions.

We have a major deal in the works - should we continue as planned?

Yes – as a senior leadership team we will need to give additional assurances to our customers but the plan is absolutely to continue to drive growth plans in the ordinary course of business.

IT

Do we use similar IT systems? What will happen?

Merging of IT systems is one of the toughest parts of integration. It is also at the root of the core business processes we operate. This will be done only after significant consideration and evaluation with users and will aim to focus on operational and customer experience benefits. So for now, continue to operate on existing systems for the foreseeable future.

Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2017 and quarterly report on Form 10-Q for the quarter ended December 31, 2017. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the Securities and Exchange Commission, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This communication is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).